SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Announcement  |  Lisbon  |  28 February 2014

Long Position

Portugal Telecom, SGPS S.A. (“PT”) informs that it was notified of the following on The Goldman Sachs Group, Inc. (“Goldman Sachs”)’s interests in PT:

A) 2% threshold exceeded (17 February 2014)

On 17 February 2012, Goldman Sachs held a long position corresponding to 18,037,741.86 shares representing 2.01% of PT’s share capital and corresponding voting rights, as follows:

•             Goldman Sachs (UK) L.L.C. (Controlled by The Goldman Sachs Group, Inc.); 5,566,874.86 PT shares or 0.62% voting rights;

•             Goldman Sachs Group UK Limited (Controlled by Goldman Sachs (UK) L.L.C.); 5,566,874.86 PT shares or 0.62% voting rights;

•             Goldman Sachs Group Holdings (U.K.) Limited (Controlled by Goldman Sachs Group UK Limited); 5,566,874.86 PT shares or 0.62% voting rights;

•             Goldman Sachs Holdings (U.K.) (Controlled by Goldman Sachs Group Holdings (U.K.) Limited); 5,566,874.86 PT shares or 0.62% voting rights;

•             Goldman Sachs International (Controlled by Goldman Sachs Holdings (U.K.)); 5,566,874.86 PT shares or 0.62% voting rights;

•             Goldman, Sachs & Co. 12,022,277.00 PT shares or 1.34% voting rights;

•             Goldman Sachs Asset Management, L.P. 448,590.00 PT shares or 0.05% voting rights.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

It was further communicated that on 17 February 2014 Goldman Sachs’ long position in PT included the following cash settled financial instruments:

Type of Financial Instrument	Expiration Date	Exercise / Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised / converted	% of voting rights that may be obtained if the instrument is exercised/converted
CFD	1-Dec-23	1-Dec-23	0.01	0.0000005%
CFD	1-Sep-23	1-Sep-23	0.01	0.0000005%
CFD	25-Aug-23	25-Aug-23	0.01	0.0000005%
Swap	11-Feb-15	11-Feb-15	0.02	0.0000011%
CFD	5-Oct-23	5-Oct-23	71.26	0.0039743%
Swap	20-Jan-15	20-Jan-15	130.96	0.0073040%
CFD	11-Jan-24	11-Jan-24	250.00	0.0139429%
CFD	5-Oct-23	5-Oct-23	412.47	0.0230039%
CFD	21-Aug-23	21-Aug-23	508.19	0.0283428%
Swap	2-Apr-14	2-Apr-14	696.29	0.0388331%
Swap	8-Apr-14	8-Apr-14	1,436.60	0.0801216%
CFD	21-Aug-23	21-Aug-23	2,609.81	0.1455532%
Total Number of voting rights and percentage of voting rights			6,115.62	0.3410786%

B) Interest fell below 2% threshold (20 February 2014)

On 23 February 2012, as a result of a sale of 3,173,350 PT shares Goldman Sachs held an interest corresponding to 14,864,391.86 shares representing 1.66% of PT’s share capital and corresponding voting rights.

It was further communicated that on 20 February 2014 Goldman Sachs’ interest in PT included the following cash settled financial instruments:

Type of Financial Instrument	Expiration Date	Exercise / Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised / converted	% of voting rights that may be obtained if the instrument is exercised/converted
CFD	1-Dec-23	1-Dec-23	0.01	0.0000005%
CFD	1-Sep-23	1-Sep-23	0.01	0.0000005%
CFD	25-Aug-23	25-Aug-23	0.01	0.0000005%
Swap	11-Feb-15	11-Feb-15	0.02	0.0000011%
CFD	5-Oct-23	5-Oct-23	71.26	0.0039743%
Swap	20-Jan-15	20-Jan-15	130.96	0.0073040%
CFD	11-Jan-24	11-Jan-24	250.00	0.0139429%
CFD	5-Oct-23	5-Oct-23	412.47	0.0230039%
CFD	21-Aug-23	21-Aug-23	508.19	0.0283428%
Swap	2-Apr-14	2-Apr-14	696.29	0.0388331%
Swap	8-Apr-14	8-Apr-14	1,436.60	0.0801216%
CFD	21-Aug-23	21-Aug-23	2,609.81	0.1455532%
Total Number of voting rights and percentage of voting rights			6,115.62	0.3410786%

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C) 2% threshold exceeded (21 February 2014)

On 21 February 2012, Goldman Sachs held a long position corresponding to 19,258,822 shares representing 2.15% of PT’s share capital and corresponding voting rights, as follows:

•              Goldman Sachs (UK) L.L.C. (Controlled by The Goldman Sachs Group, Inc.); 5,849,513.86 PT shares or 0.65% voting rights;

•              Goldman Sachs Group UK Limited (Controlled by Goldman Sachs (UK) L.L.C.); 5,849,513.86 PT shares or 0.65% voting rights;

•              Goldman Sachs Group Holdings (U.K.) Limited (Controlled by Goldman Sachs Group UK Limited); 5,849,513.86 PT shares or 0.65% voting rights;

•              Goldman Sachs Holdings (U.K.) (Controlled by Goldman Sachs Group Holdings (U.K.) Limited); 5,849,513.86 PT shares or 0.65% voting rights;

•              Goldman Sachs International (Controlled by Goldman Sachs Holdings (U.K.)); 5,849,513.86 PT shares or 0.65% voting rights;

•              Goldman, Sachs & Co. 12,961,441.00 PT shares or 1.45% voting rights;

•              Goldman Sachs Asset Management, L.P. 447,868.00 PT shares or 0.05% voting rights.

It was further communicated that on 21 February 2014 Goldman Sachs’ long position in PT included the following cash settled financial instruments:

Type of Financial Instrument	Expiration Date	Exercise / Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised / converted	% of voting rights that may be obtained if the instrument is exercised/converted
Swap	11-Feb-15	11-Feb-15	0.02	0.0000011%
CFD	5-Oct-23	05-Oct-23	412.47	0.0230039%
Swap	2-Apr-14	02-Apr-14	696.29	0.0388331%
Swap	8-Apr-14	08-Apr-14	1,436.60	0.0801216%
CFD	5-Oct-23	05-Oct-23	71.26	0.0039743%
CFD	1-Dec-23	01-Dec-23	0.01	0.0000005%
CFD	21-Aug-23	21-Aug-23	508.19	0.0283428%
CFD	11-Jan-24	11-Jan-24	250.00	0.0139429%
CFD	21-Aug-23	21-Aug-23	2,609.81	0.1455532%
Swap	20-Jan-15	20-Jan-15	130.96	0.0073040%
CFD	25-Aug-23	25-Aug-23	0.01	0.0000005%
CFD	1-Sep-23	01-Sep-23	0.01	0.0000005%
Total Number of voting rights and percentage of voting rights			6,115.62	0.3410786%

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D) Interest fell below 2% threshold (25 February 2014)

On 25 February 2012, as a result of a sale of 6,796,620 PT shares Goldman Sachs held an interest corresponding to 12,475,403.86 shares representing 1.39% of PT’s share capital and corresponding voting rights.

It was further communicated that on 25 February 2014 Goldman Sachs’ interest in PT included the following cash settled financial instruments:

Type of Financial Instrument	Expiration Date	Exercise / Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised / converted	% of voting rights that may be obtained if the instrument is exercised/converted
CFD	21-Aug-2023	21-Aug-2023	2,609.81	0.1455532%
Swap	08-Apr-2014	08-Apr-2014	1,436.60	0.0801216%
Swap	02-Apr-2014	02-Apr-2014	696.29	0.0388331%
CFD	21-Aug-2023	21-Aug-2023	508.19	0.0283428%
CFD	05-Oct-2023	05-Oct-2023	412.47	0.0230039%
CFD	11-Jan-2024	11-Jan-2024	250.00	0.0139429%
Swap	20-Jan-2015	20-Jan-2015	157.36	0.0087765%
CFD	05-Oct-2023	05-Oct-2023	71.26	0.0039743%
Swap	11-Feb-2015	11-Feb-2015	0.02	0.0000011%
CFD	01-Sep-2023	01-Sep-2023	0.01	0.0000005%
CFD	25-Aug-2023	25-Aug-2023	0.01	0.0000005%
CFD	01-Sep-2023	01-Sep-2023	0.01	0.0000005%
Total Number of voting rights and percentage of voting rights			6,142.03	0.3425510%

This statement is pursuant to the terms and for the purposes of articles 2 and 2-A of the Portuguese Securities Commission Regulation no. 5/2008, following communications received from Goldman Sachs International, with office at Peterborough Court, 133 Fleet Street, London EC4A 2BB, United Kingdom.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.